UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         LONG ISLAND LIGHTING COMPANY
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $5 PER SHARE
                          (Title of Class of Securities)

                                   542671102
                                  (CUSIP Number)

                               VINCENT D. ENRIGHT,
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          KEYSPAN ENERGY CORPORATION AND
                         THE BROOKLYN UNION GAS COMPANY
                               ONE METROTECH CENTER
                             BROOKLYN, NY 11201-3850
                                (718) 403-1000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     Copy to:
                               SETH A. KAPLAN, ESQ.
                          WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
                                  (212) 403-1000


                               OCTOBER 17, 1997
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         * This statement on Schedule 13D is an original statement of KeySpan Energy Corporation and Amendment No. 1 to the statement on Schedule 13D of The Brooklyn Union Gas Company.







                                Page 1 of 11 Pages


         CUSIP NO.  542671102                         Page 2 of 11 Pages





                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Brooklyn Union Gas Company
              11-0584613

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /x/

                                                                  (b) / /

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              N/A

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   0
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                0

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
              TAIN SHARES                                             / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.  TYPE OF REPORTING PERSON
              CO



         CUSIP NO.  542671102                         Page 3 of 11 Pages





                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              KeySpan Energy Corporation
              11-3344628

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /x/

                                                                  (b) / /

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   0
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                0

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,981,964 shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
              TAIN SHARES                                             / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%. Based upon 120,780,792 shares of Common Stock outstanding as of December 27, 1996, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1) and assuming, solely for pur-poses of such calculation, that the option to purchase such shares has been exercised.

         14.  TYPE OF REPORTING PERSON
              CO





                   This Report on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $5.00 per share ("LILCO Common Stock"), of Long Island Lighting Company, a New York corporation ("LILCO"). The Report on Schedule 13D originally filed by The Brooklyn Union Gas Company, a New York corporation ("Brooklyn Union"), on January 8, 1997 (the "Brooklyn Union Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 1 to the Brooklyn Union Schedule 13D. This Report on Schedule 13D also constitutes the Original Report (the "KeySpan Schedule 13D") of KeySpan Energy Corporation, a New York corporation ("KeySpan"). Brooklyn Union and KeySpan (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." Capitalized terms not defined herein have the meanings provided in the prior Report on Schedule 13D referred to in this paragraph.

                   The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   The information contained in Item 2 of the Brooklyn Union Schedule 13D is hereby amended and supplemented by adding the following information:

                   The business address of KeySpan is One MetroTech Center, Brooklyn, New York 11201-3850. Prior to September 29, 1997, KeySpan was a wholly owned subsidiary of Brooklyn Union. On September 29, 1997, KeySpan and Brooklyn Union consummated a transaction (the "Restructuring") pursuant to which KeySpan acquired all the outstanding shares of common stock, par value $0.33 1/3 per share ("Brooklyn Union Common Stock"), of Brooklyn Union in a binding share exchange under Section 913 of the New York Business Corporation Law and each share of Brooklyn Union Common Stock was exchanged for one share of common stock of KeySpan, par value $0.33 1/3 per share ("KeySpan Common Stock"), with the result that Brooklyn Union became a wholly owned subsidiary of KeySpan.

                   The principal business of KeySpan is as a holding company of Brooklyn Union, which will continue to operate its present utility business as a subsidiary of KeySpan. Brooklyn Union currently distributes natural gas at retail in the Boroughs of Brooklyn and Staten Island and two-thirds of the Borough of Queens in New York City. It is anticipated that KeySpan will also become the parent holding company of any future non-utility subsidiaries and certain of Brooklyn Union's existing principal non-utility subsidiaries.


                                Page 4 of 11 Pages





                   Each executive officer and each director of KeySpan is a citizen of the United States. The name, business address and present principal occupation of each executive officer and direc-tor of KeySpan are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

                   During the last five years, neither KeySpan nor, to the best of KeySpan's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of compe-tent jurisdiction as a result of which KeySpan or such person was or is subject to a judgment, decree or final order enjoining fu-ture violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   The information contained in Item 3 of the Brooklyn Union Schedule 13D is hereby amended and supplemented by adding the following information:

                   Pursuant to an Amendment, Assignment and Assumption Agreement, signed on October 17, 1997 (the "Amendment"), by and among Brooklyn Union, LILCO and KeySpan, the Amended and Restated LILCO Stock Option Agreement, dated as of June 26, 1997, between Brooklyn Union and LILCO (the "Amended LILCO Stock Option Agreement"), was amended effective as of September 29, 1997 to provide for the assignment to KeySpan of all rights and obligations of Brooklyn Union thereunder and to substitute KeySpan for Brooklyn Union therein. As a result of the Amendment, KeySpan (and not Brooklyn Union) has the right, under certain circumstances, to acquire up to 19.9% of the outstanding shares of LILCO Common Stock before giving effect to the exercise of the LILCO Option (or 16.6% of the outstanding shares of LILCO Common Stock after giving effect to the exercise of the LILCO Option). Under certain circumstances, KeySpan may require LILCO to, or LILCO may be permitted to, repurchase for cash the LILCO Option and any shares of LILCO Common Stock acquired pursuant to the exercise of the LILCO Option. As of the date hereof, the LILCO Option is not exercisable.

                   It is anticipated that, should the LILCO Option become exercisable and should KeySpan determine to exercise the LILCO Option for cash, KeySpan would obtain the funds from working capital or by borrowing from parties whose identity is not yet known.

                   A copy of the Amended LILCO Stock Option Agreement is included as Exhibit 2.5 to this Schedule 13D, a copy of the Amendment is included as Exhibit 2.7 to this Schedule 13D, and each is incorporated herein by this reference. The foregoing


                                Page 5 of 11 Pages





         description of the Amended LILCO Stock Option Agreement and the Amendment is qualified in its entirety by reference to such exhibits.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   The information contained in Item 4 of the Brooklyn Union Schedule 13D is hereby amended and supplemented by adding the following information:

                   In connection with the Restructuring, Brooklyn Union, LILCO and KeySpan entered into the Amendment to provide for, among other things, the assignment by Brooklyn Union to KeySpan, and the assumption by KeySpan, of all of Brooklyn Union's rights and obligations under the Exchange Agreement, as amended as of June 26, 1997 (as amended, the "Amended Exchange Agreement"), the Amended LILCO Stock Option Agreement and the Amended and Restated Brooklyn Union Stock Option Agreement, dated as of June 26, 1997, between Brooklyn Union and LILCO (the "Amended Brooklyn Union Stock Option Agreement"), and to substitute KeySpan for Brooklyn Union thereunder, effective upon the effective time of the Restructuring.

                   A copy of each of the Amended Exchange Agreement, the Amended LILCO Stock Option Agreement, the Amended Brooklyn Union Stock Option Agreement and the Amendment is included as Exhibit 2.4, 2.5, 2.6 and 2.7, respectively to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Amended Exchange Agreement, the Amended LILCO Stock Option Agreement, the Amended Brooklyn Union Stock Option Agreement and the Amendment is qualified in its entirety by reference to such exhibits.

         ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

                   The information contained in Item 5 of the Brooklyn Union Schedule 13D is hereby amended and supplemented by adding the following information:

                   In connection with the Restructuring, Brooklyn Union, LILCO and KeySpan entered into the Amendment to provide for, among other things, the assignment by Brooklyn Union to KeySpan, and the assumption by KeySpan, of all of Brooklyn Union's rights and obligations under the Amended Exchange Agreement the Amended LILCO Stock Option Agreement and the Amended Brooklyn Union Stock Option Agreement, and to substitute KeySpan for Brooklyn Union thereunder, effective upon the effective time of the Restructuring.

                   Under the Amended LILCO Stock Option Agreement, as further amended by the Amendment, KeySpan (and not Brooklyn Union) will have the right, under certain circumstances, to exercise the LILCO Option and, although the LILCO Option does not allow KeySpan to purchase any shares of LILCO Common Stock pursuant thereto


                                Page 6 of 11 Pages





         unless and until the conditions to exercise specified in the Amended LILCO Stock Option Agreement occur, if such conditions are satisfied and KeySpan becomes entitled to purchase shares of LILCO Common Stock pursuant to the LILCO Option, KeySpan would be entitled to purchase 23,981,964 shares of LILCO Common Stock, or approximately 19.9% of the currently outstanding shares of LILCO Common Stock before giving effect to the exercise of the LILCO Option (or 16.6% of the currently outstanding shares of LILCO Common Stock after giving effect to the exercise of the LILCO Option) (based upon 120,780,792 shares of LILCO Common Stock outstanding as of December 27, 1996, as represented by LILCO in the Amended Exchange Agreement).

                   KeySpan does not have the right to acquire any shares of LILCO Common Stock under the LILCO Option unless certain events specified in the Amended LILCO Stock Option Agreement, as further amended, occur. Accordingly, KeySpan does not have sole or shared voting or dispositive power with respect to any shares of LILCO Common Stock purchasable under the LILCO Option, and KeySpan disclaims beneficial ownership of LILCO Common Stock subject to the LILCO Option until such events occur. If the events occurred that would enable KeySpan to exercise the LILCO Option and KeySpan exercised the LILCO Option, KeySpan would have sole voting power and sole dispositive power with respect to the shares of LILCO Common Stock acquired pursuant to the LILCO Option.

                   The foregoing description of certain terms of the Amended LILCO Stock Option Agreement is qualified in its entirety by reference to the Amended LILCO Stock Option Agreement and to the Amendment, a copy of each of which is filed as Exhibit 2.5 and 2.7, respectively, to this Schedule 13D and is incorporated herein by this reference.

                   To the best of KeySpan's knowledge, no executive officer or director of KeySpan beneficially owns any shares of LILCO Common Stock, nor (except for the assignment by Brooklyn Union of its rights and obligations under the Amended LILCO Stock Option Agreement and the substitution of KeySpan for Brooklyn Union thereunder) have any transactions in LILCO Common Stock been effected during the past 60 days by KeySpan or, to the best knowledge of KeySpan, by any executive officer or director of KeySpan. In addition, no other person is known by KeySpan to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                   The following exhibits are filed as part of this Sched-ule 13D:

         Exhibit 2.1  --     Exchange Agreement, filed as Exhibit 2 to the
                             Current Report on Form 8-K of Brooklyn Union


                                Page 7 of 11 Pages





                             dated December 29, 1996, is hereby
                             incorporated by reference*

         Exhibit 2.2  --     LILCO Stock Option Agreement*

         Exhibit 2.3  --     Brooklyn Union Stock Option Agreement*

         Exhibit 2.4  --     Amended Exchange Agreement*

         Exhibit 2.5  --     Amended LILCO Stock Option Agreement*

         Exhibit 2.6  --     Amended Brooklyn Union Stock Option Agreement*

         Exhibit 2.7  --     Amendment

         --------
         *  Filed previously.







































                                Page 8 of 11 Pages


                                                            ANNEX I





                          DIRECTORS AND EXECUTIVE OFFICERS

                   Set forth below are the name and present principal oc-cupation of each director and executive officer of KeySpan Energy Corporation as of September 29, 1997. The business address of each such director and executive officer is c/o KeySpan Energy Corporation, One MetroTech Center, Brooklyn, New York 11201-3851.

         NAME                     PRINCIPAL OCCUPATION

         DIRECTORS
         OF KEYSPAN ENERGY CORPORATION:

         Robert B. Catell         Chairman, President and Chief
                                  Executive Officer, KeySpan Energy
                                  Corporation

         Kenneth I. Chenault      President and Chief Operating
                                  Officer, American Express Company

         Alan H. Fishman          Managing Partner, Columbia
                                  Financial Partners, L.P. (private
                                  investment company)

         Craig G. Matthews        Executive Vice President - Utility
                                  Division, KeySpan Energy
                                  Corporation; President and Chief
                                  Operating Officer, The Brooklyn
                                  Union Gas Company

         Edward D. Miller         President and Chief Executive
                                  Officer, The Equitable Companies
                                  Inc.

         Helmut W. Peter          Retired Vice Chairman, The
                                  Brooklyn Union Gas Company

         James Q. Riordan         Retired Vice Chairman and Chief
                                  Financial Officer, Mobil Corp.

















                                Page 9 of 11 Pages





         EXECUTIVE OFFICERS
         OF KEYSPAN ENERGY CORPORATION
         (WHO ARE NOT DIRECTORS):

         Vincent D. Enright       Senior Vice President, Chief
                                  Financial Officer and Chief
                                  Accounting Officer

         Maurice K. Shaw          Senior Vice President -- Corporate
                                  Affairs

         David L. Phillips        Senior Vice President -- Strategic
                                  Planning and Corporate Development

         William K. Feraudo       Senior Vice President -- Energy
                                  Marketing Group

         Roger J. Walz            Vice President and General Auditor

         Robert R. Wieczorek      Vice President, Secretary and
                                  Treasurer

         Jan C. Childress         Vice President -- Investor
                                  Relations

         Anne C. Jordan           Vice President -- Financial
                                  Planning





























                               Page 10 of 11 Pages





                                       SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE BROOKLYN UNION GAS COMPANY


                                  By:  /s/ Robert R. Wieczorek
                                  Name:  Robert R. Wieczorek
                                  Title: Vice President, Secretary &
                                         Treasurer


                                  KEYSPAN ENERGY CORPORATION


                                  By:  /s/ Robert R. Wieczorek
                                  Name:  Robert R. Wieczorek
                                  Title: Vice President, Secretary and
                                         Treasurer

         Dated:  October 22, 1997
































                               Page 11 of 11 Pages





                                    EXHIBIT INDEX

         EXHIBIT   DESCRIPTION

         2.1       Agreement and Plan of Exchange,
                   dated as of December 29, 1996,
                   among NYECO Corp., The Brooklyn
                   Union Gas Company and Long Island
                   Lighting Company, filed as Exhibit
                   2.1 to the Current Report on Form
                   8-K of The Brooklyn Union Gas
                   Company dated December 29, 1996,
                   is incorporated herein by reference.*

         2.2       LILCO Stock Option Agreement, dated
                   as of December 29, 1996, between
                   The Brooklyn Union Gas Company and
                   Long Island Lighting Company.*

         2.3       Brooklyn Union Stock Option Agreement,
                   dated as of December 29, 1996, between
                   The Brooklyn Union Gas Company and
                   Long Island Lighting Company.*

         2.4       Amended and Restated Agreement and
                   Plan of Exchange and Merger between
                   The Brooklyn Union Gas Company and
                   Long Island Lighting Company, dated
                   as of June 26, 1997.  Incorporated
                   herein by reference from Annex A to
                   the Joint Proxy Statement of Brooklyn
                   Union and LILCO and the Prospectus of
                   BL Holding Corp. and KeySpan Energy
                   Corporation, dated June 27, 1997,
                   included in the Registration
                   Statement on Form S-4 filed on June
                   30, 1997, as amended by Post
                   Effective Amendment No. 1, filed on
                   July 3, 1997.

         2.5       Amended and Restated LILCO Stock
                   Option Agreement between The Brooklyn
                   Union Gas Company and Long Island
                   Lighting Company, dated as of June
                   26, 1997.  Incorporated herein by
                   reference from Annex B to the Joint
                   Proxy Statement of Brooklyn Union and
                   LILCO and the Prospectus of BL
                   Holding Corp. and KeySpan Energy
                   Corporation, dated June 27, 1997,
                   included in the Registration
                   Statement on Form S-4 filed on June
                   30, 1997, as amended by Post





                   Effective Amendment No. 1, filed on
                   July 3, 1997.

         2.6       Amended and Restated Brooklyn Union
                   Stock Option Agreement between Long
                   Island Lighting Company and The
                   Brooklyn Union Gas Company, dated as
                   of June 26, 1997.  Incorporated
                   herein by reference from Annex C to
                   the Joint Proxy Statement of Brooklyn
                   Union and LILCO and the Prospectus of
                   BL Holding Corp. and KeySpan Energy
                   Corporation, dated June 27, 1997,
                   included in the Registration
                   Statement on Form S-4 filed on June
                   30, 1997, as amended by Post
                   Effective Amendment No. 1, filed on
                   July 3, 1997.

         2.4 Amendment, Assignment and Assumption Agreement, dated as of September 29, 1997, between The Brooklyn Union Gas Company, Long Island Lighting Company and KeySpan Energy Corporation.







         --------
         *  Filed previously.